SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 3)*


        THE NEWHALL LAND AND FARMING COMPANY
                  (Name of Issuer)

                    Partnership Units
               (Title of Class of Securities)

                       651426108
                         (CUSIP Number)


                        December 31, 2003
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651426108


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons
     (entities only).

     LEON G. COOPERMAN


     2.   Check Appropriate Box if a Member of a Group*

     (a)   [  ]
     (b)   [ X]

     3.   SEC Use Only

     4.   Citizenship or Place of Organization:
     UNITED STATES


                    5. Sole Voting Power
                    976,900
Number of
               Shares Bene-   6.  Shared Voting Power
ficially by          13,300*
Owned by       7.  Sole Dispositive Power
Each Report-        976,900
ing Person     8.  Shared Dispositive Power
With:                13,300*

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person:    990,200


10.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares *


11.  Percent of Class Represented by Amount in Row (11):
                    4.1%

12.  Type of Reporting Person

          IN

*The total includes 2,200 Shares owned by Toby Cooperman to which the Reporting Person disclaims beneficial ownership.

Item 1(a) Name of Issuer:

     The Newhall Land And Farming Company  ("Issuer").

Item 1(b) Address of the Issuer's Principal Executive
          Offices:

     23823 Valencia Boulevard
     Valencia, CA 91355

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr.
Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of four limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), Omega Capital Investors, L.P.("Investors LP") and Omega Equity Investors, L.P. (Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP, Equity
LP, and Advisors.

     Mr. Cooperman is the sole general partner of a limited partnership organized under the laws of the State of New Jersey known as Watchung Road Associates, L.P. It is a private investment partnership engaged in the purchase and sale of securities and other investments for its own account.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman is also one of the Trustees of the Leon and Toby Cooperman Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other Trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael Cooperman, and his brother, Howard J. Cooperman.

Item 2(b) Address of Principal Business Office or, if None,
          Residence:

     The address of the principal business office of each of Mr.
Cooperman, Capital LP, Institutional LP, Investors LP, Equity LP,
Overseas,  and Advisors is 88 Pine Street, Wall Street Plaza -
31st Floor, New York, New York 10005.


Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:

       Partnership Units (the "Shares")

Item 2(e) CUSIP Number: 651426108

Item 3.   If this statement is filed pursuant to
          Sections 240.13d-1(b) or 240.13d-2(b)
          or (c):

          This Item 3 is not applicable.

Item 4.   Ownership:


Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

          Mr. Cooperman may be deemed the beneficial owner of 990,200 Shares (although he does disclaim beneficial ownership as to the 2,200 Shares owned by Toby Cooperman) which constitutes approximately 4.1% of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarterly period ended September 30, 2003 which reflected 23,913,801 Shares outstanding as of October 31, 2003.

          This consists of 468,900 Shares owned by Capital LP; 5,300 Shares owned by Institutional LP; 34,600 Shares owned by Investors LP; 59,700 Shares owned by Equity LP; 11,100 Shares owned by the Managed Accounts; 200,000 Shares owned by the Foundation; 208,400 Shares owned by Watchung Road Associates, L.P.; and 2,200 Shares owned by Toby Cooperman.

Item 4(c) Number of Shares as to which such person has:

     (i)  Sole power to vote or to direct the vote:

             976,900

     (ii) Shared power to vote or to direct the vote:

              13,300

(iii)Sole power to dispose or to direct the disposition of:

             976,900

(iv) Shared power to dispose or to direct the disposition of:

              13,300



Item 5.   Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:

            This Item 6 is not applicable.

Item 7.   Identification and Classification of the Subsidiary
                    Which Acquired the Security Being Reported on by the Parent Holding Company:

               This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This item 9 is not applicable.

Item 10.  Certification:

          By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 12, 2004

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Institutional Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P.,
as President of Omega Advisors, Inc.,
as General Partner of Watchung Road
Associates, L.P., and as Trustee of
the Foundation


By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).